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                           [FIAT LOGO AND LETTERHEAD]


NEWS RELEASE

For Immediate Release
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With reference to news reported today, Fiat clarifies that:

The Board of Directors of Fiat Auto that met on October 2 and the subsequent Stockholders Meeting, which was held in the presence of the sole stockholder Fiat Auto Holdings B.V., reviewed the Company's balance sheet situation.

They ascertained a loss for the period pursuant to Article 2446 of the Italian Civil Code and postponed any decision in this regard to the Stockholders Meeting to be held on the occasion of the approval of the Annual Report.

The other data concerning Fiat Auto, the other Operating Sectors and the Group will be disclosed at the end of the Fiat S.p.A. Board of Directors Meeting to be held in Turin on October 31, 2002.

Turin, October 22, 2002





For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone     (212) 207-0947
Fax       (212) 421-5194
Email     draspa@fiatusa.com